Exhibit 99.1

Inspira Technologies Releases CEO Update: Major Milestones Signal Next-Level Respiratory Care

Letter from the CEO / March 14, 2025

Ra’anana, Israel – March 14, 2025 – Inspira™ Technologies OXY B.H.N. Ltd. (“Inspira,” “Inspira Technologies” or the “Company”) (Nasdaq: IINN), a pioneering force in the evolution of respiratory support and real-time blood-monitoring technologies, is pleased to share this update to shareholders from its Chief Executive Officer, Director, and Co-founder, Mr. Dagi Ben Noon.

Dear Valued Shareholders,

We founded Inspira Technologies with a bold vision: to radically transform life-support for the millions of patients who each year face the harsh realities of mechanical ventilation. Today, I believe that the INSPIRA ART system we are developing stands poised to become the breakthrough solution that could profoundly reshape respiratory care.

In this letter, I want to provide my perspective on some of our recent achievements, how they connect to our strategic direction and long term vision, and some details on our upcoming roadmap.

1. INSPIRA ART500: A Transformational Leap in Critical Care

At the heart of our mission lies the INSPIRA ART500, a next-generation device designed to elevate oxygen levels for patients suffering from Acute Respiratory Failure - without resorting to invasive mechanical ventilation. Our aspiration is straightforward yet revolutionary: replace a significant portion of the estimated 100,000 ventilators in the U.S. with a safer, more human-centered alternative. Each INSPIRA ART500 device is expected to treat dozens of patients annually.

Over the past year, we’ve observed how similarly disruptive med-tech companies have generated remarkable investor enthusiasm, often driven by a confluence of regulatory achievements, compelling market demand, and strategic milestones. We believe the INSPIRA ART500 embodies that same, if not greater, potential for success. With cost control in mind, we are focusing most of the Company’s financial resources on the acceleration of the disruptive INSPIRA ART500, in light of the product’s potential superiority in the competitive landscape and value creation for the Company and its shareholders.

2. Multi-Pronged Technological Momentum & Accelerated Path to Market

INSPIRA ART500 is being designed to integrate multiple cutting-edge core technologies in the Company pipeline - all converging to redefine what’s possible in critical care.

•	INSPIRA ART100 (FDA-Cleared in 2024)
Our proprietary hardware and software platform, already cleared by the U.S. Food and Drug Administration (“FDA) for Cardiopulmonary Bypass blood circulation and oxygenation, has begun deployment in select U.S. centers for clinical use and evaluation by medical physicians. These initial sites will target capturing real-world performance data to fuel value creation towards further deployments and business development.

•	HYLA Blood Sensor (Targeted FDA Submission H2-2025)
A unique, continuous, real-time blood-monitoring solution with the power to replace routine blood draws. Early clinical studies show strong accuracy and reliability - two factors that we expect will resonate with hospital networks worldwide.

•	Single-Use Patient Kit (Planned for 2025/2026 FDA Submissions)
Incorporating advanced technologies for use with the INSPIRA ART500, the innovative kit includes components that are in direct contact with a patient’s blood. These disposable elements are being designed to enhance patient safety and streamline workflow during procedures.

Taken together, these innovations are on track for pivotal studies shortly after the planned INSPIRA ART500 FDA submission - projected within the next 18 months. We believe the synergy among these technologies could ignite a wave of adoption in intensive care units across the globe.

3. Sizable Market Opportunity & Upcoming 18-Month Revenue Forecast

The global mechanical ventilation market is estimated at $19 billion annually. In the United States alone, tens of thousands of ventilators remain the backbone of critical care for severe respiratory conditions. INSPIRA ART500 aims to become the disruptive force that addresses this massive need with a safe, patient-friendly and less invasive approach.

In the coming weeks, the Company expects to receive a prepayment from its U.S. distributor for INSPIRA ART100 systems for planned deployment in select hospitals, a milestone that management believes underscores near-term revenue potential.

4. Roadmap of Strategic Milestones

To build on this transformative momentum, we are aligning a series of key milestones to support sustained growth:

1.	Core Technologies: Focus of Company resources on the acceleration of development, regulatory and clinical efforts pertaining to the INSPIRA ART 500 system.

2.	Scaling U.S. Deployment: Collaborating with top-tier clinicians and institutions to expand post-market surveillance for the INSPIRA ART100 platform, reinforcing our clinical credibility.

3.	Strategic Alliances: Maintaining a resilient financial framework remains a priority. We’re in discussions with prominent and global healthcare enterprises to fully capitalize on the potential of our INSPIRA ART100 product.

4.	Global Distribution Agreements: Exploring strategic distribution partnerships in Latam and Asia, leveraging strong international demand for non-invasive respiratory solutions.

5. Envisioning the Future of Critical Care

Once fully integrated, our INSPIRA ART500 is intended to be equipped with the HYLA blood sensor. The single use patient kit aims to create a new and superior standard of patient-focused care. By allowing patients to stay awake and actively involved in their own recovery, we’re not merely refining mechanical ventilation - we’re redefining it.

6. A Personal Invitation to Our Investors

On behalf of the entire Inspira Technologies team, I want to thank you for your unwavering support and confidence in our vision. We’re determined to lead a global shift in respiratory care - one that prioritizes patient dignity and significantly reduces the complications linked to conventional ventilation.

We invite you to stand with us as we reshape the landscape of acute respiratory care for millions of patients worldwide. Together, we have the opportunity to drive a wave of positive change in an industry that’s ripe for disruption.

Warm Regards,

Dagi Ben Noon
CEO, Director, and Co-founder
Inspira Technologies

About Inspira Technologies

Inspira Technologies is developing innovative respiratory support and diagnostics technologies. The Company’s flagship INSPIRA ART500 system also known as the INSPIRA ART aims to revolutionize critical care by enabling patients to remain awake during treatment while stabilizing oxygen levels without mechanical ventilation. The FDA-cleared INSPIRA ART100 system has received regulatory approvals for Cardiopulmonary Bypass procedures in both the U.S. and for Cardiopulmonary Bypass procedures and Extra Corporeal Membrane Oxygenation in Israel. The Company’s HYLA™ blood sensor technology is designed to provide continuous, real-time blood monitoring without the need for blood draws. The Company’s pipeline products, including the INSPIRA ART500, INSPIRA Cardi-ART, and HYLA blood sensor, are currently in development and have not yet received regulatory approval.

For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of the Company’s products and impact on repository care and the market, that the INSPIRA ART500 device is expected to treat dozens of patients annually, its belief that the INSPIRA ART500 embodies the same or greater potential as other med-tech companies, the belief that the Company’s innovations are on track for pivotal studies shortly after the planned INSPIRA ART FDA submission and that synergy among these technologies could ignite a wave of adoption in intensive care units worldwide, the expected timing of the FDA submission of the ART500, the HYLA blood sensor and single-use patient kit, the estimated size of the global mechanical ventilation market, the Company’s aim to disrupt the existing approach with its technology, that the Company expects to receive prepayment from its U.S. distributor for its devices for planned deployment in hospitals, the planned integration of the Company’s devices, and the Company’s belief that it has the opportunity to disrupt the mechanical ventilation market. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

Capital Markets & Investor Contact

Arx | Capital Markets Advisors
North American Equities Desk
inspira@arxadvisory.com

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